SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707882106

(CUSIP Number)

October 10, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/	Rule 13d-1(b)

/ /	Rule 13d-1(c)

/ /	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106
1	NAME OF REPORTING PERSONS LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,990,980
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,990,980
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

2  Based on 71,558,867 shares of Common Stock issued and outstanding as of October 24, 2014, as reported on the Issuer’s Form 10-Q filed on October 29, 2014.

CUSIP No. 707882106
1	NAME OF REPORTING PERSONS STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,990,980
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,990,980
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

3  Based on 71,558,867 shares of Common Stock issued and outstanding as of October 24, 2014, as reported on the Issuer’s Form 10-Q filed on October 29, 2014.

CUSIP No. 707882106
1	NAME OF REPORTING PERSONS ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,990,980
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,990,980
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

4  Based on 71,558,867 shares of Common Stock issued and outstanding as of October 24, 2014, as reported on the Issuer’s Form 10-Q filed on October 29, 2014.

Item 1(a).  Name of Issuer:

Penn Virginia Corporation, a Virginia Corporation (“Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

100 Matsonford Road, Suite 200, Four Radnor Corporate Center, Radnor PA 19087.

Item 2(a).  Name of Person Filing:

This statement is filed by LionEye Capital Management LLC, a Delaware limited liability company (“LionEye Capital Management”), Stephen Raneri and Arthur Rosen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of LionEye Capital Management and Messrs. Raneri and Rosen is 152 West 57th Street, 10th Floor, New York, NY 10019.

Item 2(c).  Citizenship:

LionEye Capital Management is organized under the laws of the State of Delaware.  Messrs. Raneri and Rosen are citizens of the United States of America.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e).  CUSIP Number:

707882106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ /	Not applicable.

(a)	/ / Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ / Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ / Investment company registered under Section 8 of the Investment Company Act.

(e)	/ / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ / Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/x/ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pages 2 through 4) on Schedule 13G is hereby incorporated by reference.  The responses to such items reflect ownership information as of December 31, 2014.  As of the date of this filing, the Reporting Persons may be deemed to beneficially own 3,100,000 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

LionEye Capital Management, as the investment manager to its clients, which include funds and separately managed accounts (collectively, the “LionEye Accounts”), may be deemed the beneficial owner of the 3,990,980 Shares owned by the LionEye Accounts.

Messrs. Raneri and Rosen, each as a managing member of LionEye Capital Management, may be deemed the beneficial owner of the 3,990,980 Shares owned by the LionEye Accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Sections13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 8.	Identification and Classification of Members of the Group.

LionEye Capital Management, Stephen Raneri and Arthur Rosen

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

Exhibit 99.1
Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated February 17 with respect to the Common Stock, $0.01 par value per share, of Penn Virginia Corporation, and any amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  February 17, 2015

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen